EXHIBIT 99.1


The following risk factors are incorporated by reference to pages
35-40 of the Company's prospectus dated July 25, 1997 and filed on July 29, 1997 pursuant to Rule 424(b) under the Securities Act of
1933, as amended.

Risk Factors Relating to the Company

Leverage and Liquidity

Continental has successfully negotiated a variety of agreements to increase its liquidity. Nevertheless, Continental remains more leveraged and has significantly less liquidity than certain of its competitors, several of whom have available lines of credit and/or significant unencumbered assets. Accordingly, Continental may be less able than certain of its competitors to withstand a prolonged recession in the airline industry and may not have the flexibility to respond to changing economic conditions or to exploit new business opportunities.

As of March 31, 1997, Continental had approximately $1.8 billion (including current maturities) of long-term debt and capital lease obligations and had approximately $1.0 billion of minority interest, Continental-obligated mandatorily redeemable preferred securities of subsidiary trust, redeemable preferred stock and common stockholders' equity. Common stockholders' equity reflects the adjustment of the Company's balance sheet and the recording of assets and liabilities at fair market value as of April 27, 1993 in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7 - "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7").

During the first and second quarters of 1995, in connection with negotiations with various lenders and lessors, Continental ceased or reduced contractually required payments under various agreements, which produced a significant number of events of default under debt, capital lease and operating lease agreements. Through agreements reached with the various lenders and lessors, Continental cured all of these events of default. The last such agreement was put in place during the fourth quarter of 1995.

As of March 31, 1997, Continental had $848 million of cash and cash equivalents, (excluding restricted cash and cash equivalents of $79 million). Continental has significant encumbered assets.

For 1997, Continental expects to incur cash expenditures under operating leases relating to aircraft of approximately $624 million, compared to $568 million for 1996, and approximately $232 million relating to facilities and other rentals, compared to $210 million in 1996. In addition, Continental has capital requirements relating to compliance with regulations that are discussed below. See "- Risk Factors Relating to the Airline Industry - Regulatory Matters".

As of July 1, 1997, the Company had firm commitments with The Boeing Company ("Boeing") to take delivery of a total of 124 principally narrowbody jet aircraft during the years 1997 through 2003 with options for an additional 90 aircraft (exercisable subject to certain conditions). These aircraft will replace older, less efficient Stage 2 aircraft and allow for growth of operations. In addition, the Company has recently signed a letter of intent with Boeing to purchase 35 new widebody jet aircraft. This new order consists of five firm Boeing 777-200 aircraft and 30 firm Boeing 767-400ER aircraft, with options for additional 777 and 767 aircraft to be negotiated by the parties. The new widebody aircraft will replace Continental's fleet of DC10-10 and DC10-30 aircraft, which will be retired as the new Boeing aircraft are delivered, and will also be used to expand the airline's international and transcontinental service. Ten firm delivery 777 aircraft (including five aircraft the Company already had on order, the deliveries of which will be accelerated) will be delivered in September 1998 through May 1999, and the thirty firm delivery 767 aircraft will be delivered starting in mid-2000 through the end of 2004. In connection with this new order, the Company will obtain the flexibility to substitute certain aircraft on order with Boeing and will obtain other benefits. The new order with Boeing is subject to the negotiation and execution of definitive documentation. It provides that the Company will purchase from Boeing the carrier's requirements for new jet aircraft (other than regional jets) over the next twenty years, subject to certain conditions; provided, however, Boeing has agreed with the European Commission not to enforce such provision. The Company requested a business offer from Boeing which would include the requirements commitment in order to obtain more favorable terms and flexibility.

The estimated aggregate cost of the Company's firm commitments for the 124 Boeing aircraft previously ordered and the 35 widebody aircraft included in the recent Boeing letter of intent is approximately $7 billion. The Company has completed or has third party commitments for a total of approximately $800 million in financing for its future narrowbody Boeing deliveries, and has commitments or letters of intent from various sources for backstop financing for approximately one-fourth of the anticipated acquisition cost of its future narrowbody and widebody Boeing deliveries. The Company currently plans on financing the new Boeing aircraft with enhanced equipment trust certificates or similar financing and lease equity, subject to availability and market conditions. However, further financing will be needed to satisfy the Company's capital commitments for other aircraft and aircraft-related expenditures such as engines, spare parts, simulators and related items. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by firm financing commitments. Deliveries of new Boeing aircraft are expected to increase aircraft rental, depreciation and interest costs while generating cost savings in the areas of maintenance, fuel and pilot training.

Continental has also entered into agreements or letters of intent with several outside parties to lease three, and purchase two, DC-10-30 aircraft. The first of such aircraft was purchased on July 18, 1997, and the Company will take delivery of the remaining four DC-10-30 aircraft in 1997.

In September 1996, Express placed an order for 25 firm EMB-145 50-seat regional jets, with options for an additional 175 aircraft.
In June 1997, Express exercised its option to order 25 of such additional aircraft. Express now has options for an additional 150 regional jets exercisable at the election of the Company over the next 12 years. Neither Express nor Continental will have any obligation to take such aircraft that are not financed by a third party and leased to the Company. Express has taken delivery of nine of the initial 25 firm aircraft through July 7, 1997 and will take delivery of the remaining 16 initial firm aircraft through the second quarter of 1998. The Company expects to account for all of these aircraft as operating leases.

On July 18, 1997, Continental entered into a credit agreement with certain banks that provides for the establishment of a $575 million credit facility (the "$575 million Credit Facility"), of which tranches of $275 million and $75 million of principal amount will be term loans and $225 million will be a revolving credit facility. On July 23, 1997, Continental borrowed the $275 million term loan, the proceeds of which were loaned by Continental to AMI, reloaned by AMI to CMI and used by CMI to repay its existing secured term loan described above. The proceeds of the $75 million term loan will be used to finance the United Micronesia Development Association, Inc. ("UMDA") transactions described below. The $575 million Credit Facility is secured by substantially all of CMI's assets (other than aircraft subject to other financing arrangements) but does not contain any financial covenants relating to CMI other than covenants restricting CMI's incurrence of certain indebtedness and pledge of assets. AMI's rights with respect to its loan to CMI and Continental's rights with respect to its loan to AMI (as well as Continental's stock in AMI) are pledged as collateral for loans to Continental under the $575 million Credit Facility. In addition, the $575 million Credit Facility contains certain financial covenants applicable to Continental and will prohibit Continental from granting a security interest on certain of its international route authorities.

In late May 1997, the Company entered into a letter of intent with UMDA, the owner of the 9% minority interest in AMI, to purchase UMDA's rights to receive future payments under a services agreement between UMDA and CMI (pursuant to which CMI pays UMDA approximately 1% of the gross revenues of CMI, as defined, through January 1, 2012, which payment by CMI to UMDA totalled $6 million in 1996) and UMDA's 9% minority interest in AMI, to terminate the Company's obligations to UMDA under a settlement agreement entered into in 1987, and to terminate substantially all of the contractual arrangements between the Company, AMI and CMI, on the one hand, and UMDA on the other hand, for an aggregate consideration of $73 million in cash payable by the Company. Consummation of the transactions contemplated by the letter of intent is subject to the negotiation and execution of definitive agreements and the approval of the stockholders of UMDA. A meeting of the stockholders of UMDA to consider the approval of such transactions has been called for July 10,1997. There can be no assurance that the transactions contemplated by the letter of intent will be consummated.

In June 1997, the Company acquired 10 aircraft previously leased by it. The debt financing for the acquisition of the six Boeing 737-300 aircraft and the four McDonnell Douglas MD-82 aircraft was funded by the private placement of $155 million of pass through certificates. The pass through certificates, which were issued by separate pass through trusts which acquired equipment trust notes issued on a recourse basis by Continental, consist of $75 million of 7.148% Class A certificates, $26 million of 7.149% Class B certificates, $27 million of 7.206% Class C certificates and $27 million of 7.522% Class D certificates. The transaction is expected to decrease aircraft ownership costs by approximately $3 million annually over the next three years, as compared to the ownership costs the Company would have incurred had it continued to lease the aircraft. In addition, aircraft maintenance expense in the second quarter of 1997 will be reduced by approximately $16 million due to the release of reserves that are no longer required as a result of the transaction.

In April 1997 Continental entered into a $160 million revolving credit facility with a group of banks (the "Predelivery Deposit Revolver") to finance predelivery deposits with respect to the acquisition of new Boeing 737 and 757 aircraft, which is secured by the purchase agreements with respect to such aircraft, including the Aircraft.

In February 1997, the Company began construction of a new hangar and improvements to a cargo facility at the Company's hub at Newark International Airport which is expected to be completed in the fourth quarter of 1997. The Company expects to finance these projects, which will cost approximately $21 million, with tax-exempt bonds by the New Jersey Economic Development Authority. In addition, the Company is also planning a facility expansion at Newark which would require, among other matters, agreements to be reached with the applicable airport authority.

In March 1997, the Company announced plans to expand its facilities at its Hopkins International Airport hub in Cleveland. The expansion, which will include a new jet concourse for the new regional jet service offered by Express, as well as other facility improvements, is expected to cost approximately $120 million, which the Company expects will be funded principally by the issuance of a combination of tax-exempt special facilities revenue bonds and general airport revenue bonds by the City of Cleveland. In connection therewith, the Company expects to enter into long-term leases under which rental payments will be sufficient to service the related bonds.

In April 1997, the Company announced plans to build a wide-body aircraft maintenance hangar in Honolulu, Hawaii at an estimated cost of $24 million. Construction of the hangar, anticipated to be completed by the second quarter of 1998, is expected to be financed by tax-exempt special facilities revenue bonds issued by the State of Hawaii. In connection therewith, the Company expects to enter into long-term leases under which rental payments will be sufficient to service the related bonds.

In April 1997, the City of Houston (the "City") completed the offering of $190 million aggregate principal amount of tax-exempt special facilities revenue bonds (the "IAH Bonds") payable solely from rentals paid by Continental under long-term lease agreements with the City. The IAH Bonds are unconditionally guaranteed by the Company. The proceeds form the IAH Bonds will be used to finance the acquisition, construction and installation of certain terminal and other airport facilities located at Continental's hub at George Bush Intercontinental Airport in Houston, including a new automated people mover system linking Terminals B and C and 20 aircraft gates in Terminal B into which Continental intends to expand its operations. The expansion project is expected to be completed by the summer of 1999.

In April 1997, Continental redeemed for cash all of the 460,247 outstanding shares of its Series A 12% Cumulative Preferred Stock held by an affiliate of Air Canada, a Canadian corporation, for $100 per share plus accrued dividends thereon. The redemption price, including accrued dividends, totaled $48 million.

In June 1997, Continental purchased from Air Partners warrants to purchase 3,842,542 shares of Class B common stock of the Company for $94 million in cash.

Continental's History of Operating Losses

Although Continental recorded net income of $74 million in the first quarter of 1997, $319 million in 1996 and $224 million in 1995, it had experienced significant operating losses in the previous eight years. In the long term, Continental's viability depends on its ability to sustain profitable results of operations.

Aircraft Fuel

Since fuel costs constitute a significant portion of Continental's operating costs (approximately 13.3% for the year ended December 31, 1996 and 14.8% for the three months ended March 31, 1997), significant changes in fuel costs would materially affect the Company's operating results. Jet fuel prices have increased significantly since December 31, 1995, although such prices have moderated recently. Fuel prices continue to be susceptible to international events, and the Company cannot predict near or longer-term fuel prices. The Company enters into petroleum option contracts to provide some short-term protection (generally three to six months) against a sharp increase in jet fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result.

Labor Matters

The Company has recently begun collective bargaining agreement negotiations with its Continental Airlines and Express pilots whose contracts become amendable in July 1997 and October 1997, respectively. In addition, the Company's collective bargaining agreements with its CMI mechanics and mechanic-related employees became amendable in March 1997. Negotiations are in progress to amend this contract. The Company believes that mutually acceptable agreements can be reached with all such employees, although the ultimate outcome of the negotiations is unknown at this time. The CMI agent-classification employees' collective bargaining agreement, which became amendable in March 1997, was ratified and approved in April 1997. The agreement, which becomes amendable in March 2001, provides for an 8.7% increase in wages over a four-year period. The CMI flight attendants' contract, which became amendable in September 1996, was ratified and approved in April 1997 and becomes amendable in June 2000. The CMI flight attendants' new contract provides for a 19.6% increase in wages in the first year of the contract and 4 to 5% increases over subsequent years. The Company's mechanics and related employees recently voted to be represented by the International Brotherhood of Teamsters. The Company does not believe that this union representation will be material to the Company.

Certain Tax Matters

The Company's United States federal income tax return for the year ended December 31, 1996 is expected to reflect net operating loss carryforwards ("NOLs") of $2.3 billion that will expire through 2009 and federal investment tax credit carry forwards of $45 million that will expire through 2001. For financial reporting purposes, Continental began accruing tax expense on its income statement during the second quarter of 1996.

The Company had, as of December 31, 1996, deferred tax assets aggregating $1.3 billion, including $804 million of NOLs. The Company recorded a valuation allowance of $694 million against such assets as of December 31, 1996. The Company has consummated several built-in-gain transactions, which resulted in the realization of tax benefits related to NOLs and investment tax credit carryforwards attributable to the Company's predecessor that were previously recorded. To the extent the Company consummates additional built-in-gain transactions such benefits will result in a reduction of the valuation allowance with an offset to reorganizational value in excess of amounts allocable to identifiable assets and other intangibles to zero, and thereafter as an addition to paid-in capital.

As a result of NOLs, the Company will not pay United States federal income taxes (other than alternative minimum tax) until it has recorded approximately an additional $1.1 billion of taxable income following December 31, 1996. Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event that an ownership change should occur, utilization of Continental's NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate (which is 5.64% for July
1997). Unused annual limitation may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, Continental's annual NOL utilization would be limited to approximately $117 million per year.

Continental Micronesia

Because the majority of CMI's traffic originates in Japan, its results of operations are substantially affected by the Japanese economy and changes in the value of the yen as compared to the dollar. Appreciation of the yen against the dollar during 1994 and 1995 increased CMI's profitability while a decline of the yen against the dollar in 1996 reduced CMI's profitability. As a result of the recent weakness of the yen against the dollar and increased fuel costs, CMI's operating earnings declined during the past three quarters as compared to similar periods a year ago, and are not expected to improve materially absent a stronger yen or reduced fuel costs.

To reduce the potential negative impact on CMI's dollar earnings, CMI, from time to time, purchases average rate options as a hedge against a portion of its expected net yen cash flow position. Such options historically have not had a material effect on the Company's results of operations or financial condition. Any significant and sustained decrease in traffic or yields (including due to the value of the yen) to and from Japan could materially adversely affect Continental's consolidated profitability.

Principal Stockholder

On November 21, 1996, Air Partners, L.P., a Texas limited partnership and major stockholder of the Company ("Air Partners"), exercised its right to sell to the Company, and the Company subsequently purchased, for $50 million, warrants to purchase 2,614,379 shares of Class B common stock (representing a portion of the total warrants held by Air Partners) pursuant to an agreement entered into earlier in 1996 with the Company. Also on June 2, 1997, Continental purchased form Air Partners warrants to purchase 3,842,542 shares of Class B common stock of the Company for $94 million. As of June 3, 1997, Air Partners held approximately 9.4% of the common equity interest and 40.5% of the general voting power of the Company. If all the remaining warrants held by Air Partners had been exercised on June 3,1997, approximately 14.5% of the common equity interest and 51.7% of the general voting power of the Company would have been held by Air Partners. Various provisions in the Company's Certificate of Incorporation and Bylaws currently provide Air Partners with the right to elect one-third of the directors in certain circumstances; these provisions could have the effect of delaying, deferring or preventing a change in the control of the Company.

Risks Factors Relating to the Airline Industry

Industry Conditions and Competition

The airline industry is highly competitive and susceptible to price discounting. The Company has in the past both responded to discounting actions taken by other carriers and initiated significant discounting actions itself. Continental's competitors include carriers with substantially greater financial resources (and in certain cases, lower cost structures), as well as smaller carriers with low cost structures. Airline profit levels are highly sensitive to, and during recent years have been severely impacted by, changes in fuel costs, fare levels (or "average yield") and passenger demand. Passenger demand and yields have been affected by, among other things, the general state of the economy, international events and actions taken by carriers with respect to fares. From 1990 to 1993, these factors contributed to the domestic airline industry's incurring unprecedented losses. Although fare levels have increased recently, fuel costs have also increased significantly. In addition, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major United States airline would likely result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

The airline industry has consolidated in past years as a result of mergers and liquidations and may further consolidate in the future. Among other effects, such consolidation has allowed certain of Continental's major competitors to expand (in particular) their international operations and increase their market strength. Furthermore, the emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major United States airlines. In many cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. Competition with new carriers or other low cost competitors on Continental's routes could negatively impact Continental's operating results.

Regulatory Matters

In the last several years, the United States Federal Aviation Administration ("FAA") has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. The Company expects to continue incurring expenses for the purpose of complying with the FAA's noise and aging aircraft regulations. In addition, several airports have recently sought to increase substantially the rates charged to airlines, and the ability to contest such increases has been restricted by federal legislation, DOT regulations and judicial decisions.

Management believes that the Company benefitted significantly from the expiration of the aviation trust fund tax (the "ticket tax") on December 31, 1995. The ticket tax was reinstated on August 27, 1996, expired on December 31, 1996 and was reinstated again on March 7, 1997. Congress is currently considering proposals for significant revisions to the ticket tax, including the imposition of taxes on components of air travel not previously taxed. The ultimate outcome or effect of any such tax proposals cannot be determined by the Company at this time.

Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. Continental cannot predict what laws and regulations may be adopted or their impact, but there can be no assurance that laws or regulations currently proposed or enacted in the future will not adversely affect the Company.

Seasonal Nature of Airline Business

Due to the greater demand for air travel during the summer months, revenue in the airline industry in the third quarter of the year is generally significantly greater than revenue in the first quarter of the year and moderately greater than revenue in the second and fourth quarters of the year for the majority of air carriers. Continental's results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including the extent and nature of competition from other airlines, fare wars, excise and similar taxes, changing levels of operations, fuel prices, foreign currency exchange rates and general economic conditions.